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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                 SCHEDULE TO/A
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             BUSH BOAKE ALLEN INC.
                      (Name of Subject Company (Issuer))

                              B ACQUISITION CORP.
                         a wholly owned subsidiary of

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                     (Names of Filing Persons (Offerors))

                                ---------------
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                ---------------
                                   123162109
                     (CUSIP Number of Class of Securities)

                            Stephen A. Block, Esq.
             Senior Vice President, General Counsel and Secretary
                    International Flavors & Fragrances Inc.
                             521 West 57th Street
                           New York, New York 10019
                           Telephone: (212) 765-5500
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                             Roger S. Aaron, Esq.
                            Stephen F. Arcano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE

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
        Transaction Valuation*                          Amount of Filing Fee**
            $1,006,509,685                                     $201,302
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
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 * For purposes of calculating amount of filing fee only. This amount assumes the purchase of (i) all outstanding shares of common stock of Bush Boake Allen Inc. (19,351,063 shares) at a purchase price of $48.50 per share and
   (ii) shares of common stock of Bush Boake Allen Inc. subject to options that will be vested and exercisable as of the closing of this offer (1,401,714 shares) at a purchase price of $48.50 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
** $193,971 was previously paid on October 6, 2000 in connection with the filing of the Schedule TO.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A            Form or Registration No.: N/A
  Filing Parties: N/A                    Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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  This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the
"Schedule TO"), filed initially with the Securities and Exchange Commission on October 6, 2000, relates to the third-party tender offer by B Acquisition Corp., a Virginia corporation ("Merger Subsidiary") and a wholly owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent"), to purchase all outstanding shares of common stock of Bush Boake Allen Inc., a Virginia corporation (the "Company"), par value $1.00 per share (the "Shares"), at $48.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, are herein collectively referred to as the "Offer"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 7. Source and Amount of Funds or Other Consideration.

  Item 7 is hereby amended and supplemented by adding a new paragraph at the end of section 9 of the Offer to Purchase entitled "Sources and Amount of Funds" which shall read as follows:

    "No alternative financing plans or arrangements have been made in the event that Parent is unable to borrow sufficient funds under the Credit Agreement in connection with the Offer and the Merger. Parent intends to repay borrowings under the Credit Agreement from working capital and funds provided by future operations, and to refinance any outstanding borrowings on or prior to the maturity date. While Parent has made no specific arrangements in this regard at present, it currently expects that it will be able to obtain such refinancing on commercially reasonable terms at that time."

Item 11. Additional Information.

  Item 11 is hereby amended and supplemented by amending and restating the last paragraph of section 13 of the Offer to Purchase entitled "Conditions to the Offer" as follows:

    "The foregoing conditions are for the benefit of Parent and Merger Subsidiary and may, subject to the terms of the Merger Agreement, be waived by Parent and Merger Subsidiary in whole or in part at any time and from time to time prior to the Expiration Date of the Offer in their discretion. The failure by Parent or Merger Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date of the Offer."

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          B Acquisition Corp.

                                                  /s/ Stephen A. Block
                                          By: _________________________________
                                            Name: Stephen A. Block
                                            Title: Vice President, Secretary
                                            and Treasurer

                                          International Flavors & Fragrances
                                          Inc.

                                                  /s/ Stephen A. Block
                                          By: _________________________________
                                            Name: Stephen A. Block
                                            Title:  Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated: October 20, 2000

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